ISSUER SERVICES | CIBC MELLON

April 5, 2011

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Government of the Northwest Territories
Government of Yukon
Government of Nunavut
The Toronto Stock Exchange

Securities and Exchange Commission

Philippine Stock Exchange, Inc.
Philippine Securities and Exchange Commission

Dear Sirs:

RE: SUN LIFE FINANCIAL INC.

The following items were sent by prepaid mail or made available by electronic communication to registered shareholders and to share account holders who had requested to receive Annual Meeting materials of the above-mentioned Company between March 29, 2011 and April 4, 2011:

X	Form of Proxy
X	Notice of Annual Meeting of Common Shareholders and Management Information Circular
X	Annual Report for the Fiscal Year Ended December 31, 2010
X	Request for Delivery of Financial Statements Card
X	Proxy Return Envelope

We have not mailed material to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure documents are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,

Vijaya Somasundharem

Associate Manager, Trust Central Services

pk\CM_Sunlife2011